Brookfield Renewable Partners L.P.

Q2 2021 MANAGEMENT'S DISCUSSION AND ANALYSIS

Brookfield

Management’s Discussion and Analysis
For the three and six months ended June 30, 2021
This Management’s Discussion and Analysis for the three and six months ended June 30, 2021 is provided as of August 5, 2021. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield, redeemable/exchangeable partnership units ("Redeemable/Exchangeable partnership units") in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 – Q2 2021 Highlights	1	Part 5 – Liquidity and Capital Resources (continued)
		Capital expenditures	20
Part 2 – Financial Performance Review on Consolidated Information	4	Consolidated statements of cash flows	21
		Shares and units outstanding	22
		Dividends and distributions	23
Part 3 – Additional Consolidated Financial Information	6	Contractual obligations	23
Summary consolidated statements of financial position	6	Supplemental guarantor financial information	23
Related party transactions	6	Off-statement of financial position arrangements	24
Equity	7
		Part 6 – Selected Quarterly Information	25
Part 4 – Financial Performance Review on Proportionate Information	9	Summary of historical quarterly results	25
		Proportionate results for the six months ended June 30	26
Proportionate results for the three months ended June 30	9	Reconciliation of non-IFRS measures	27
Reconciliation of non-IFRS measures	14
Contract profile	17	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	30

Part 5 – Liquidity and Capital Resources	18	Part 8 – Presentation to Stakeholders and Performance Measurement	32
Capitalization and available liquidity	18
Borrowings	19	Part 9 – Cautionary Statements	36

PART 1 – Q2 2021 HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020
Operational information
Capacity (MW)	20,377	19,317	20,377	19,317
Total generation (GWh)
Long-term average generation	16,092	15,527	30,191	29,678
Actual generation	14,683	13,264	28,511	27,528

Proportionate generation (GWh)
Long-term average generation	8,356	7,309	15,958	14,026
Actual generation	7,013	6,552	14,388	13,716
Average revenue ($ per MWh)	84	72	85	74

Selected financial information
Net loss attributable to Unitholders	$(63)	$(42)	$(196)	$(22)
Basic income (loss) per LP unit(1)	(0.13)	(0.11)	(0.37)	(0.10)
Consolidated Adjusted EBITDA(2)	927	673	1,613	1,434
Proportionate Adjusted EBITDA(2)	510	396	999	787
Funds From Operations(2)	268	232	510	449
Funds From Operations per Unit(2)(3)	0.42	0.40	0.79	0.77
Distribution per LP unit	0.30	0.29	0.61	0.58
(1)For the three and six months ended June 30, 2021, average LP units totaled 274.9 million and 274.9 million, respectively (2020: 268.5 million and 268.5 million, respectively).
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(3)Average Units outstanding for the three and six months ended June 30, 2021 were 645.6 million and 645.5 million, respectively (2020: 583.8 million and 583.7 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	June 30, 2021	December 31, 2020
Liquidity and Capital Resources
Available liquidity	$3,265	$3,270
Debt to capitalization – Corporate(1))	7%	6%
Debt to capitalization – Consolidated(1)	31%	27%
Borrowings non-recourse to Brookfield Renewable	89%	88%
Floating rate debt exposure on a proportionate basis(2)	3%	4%
Corporate borrowings
Average debt term to maturity	13 years	14 years
Average interest rate	3.9%	3.9%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	10 years	11 years
Average interest rate	4.0%	4.0%
(1)Adjusted to reflect the redemption of C$200 million Series 9 preferred units that was completed on July 31, 2021.
(2)Excludes 5% (2020: 5%) floating rate debt exposure of certain regions outside of North America and Europe due to the higher cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

Operations
Funds From Operations of $268 million or $0.42 on a per Unit basis, representing a 5% increase from the same period in the prior year driven by:
•Contributions from organic growth initiatives and acquisitions including the acquisition of an 845 MW wind farm in Oregon and our increased ownership in TerraForm Power; and
•Higher realized prices across most markets, on the back of inflation escalation and recontracting initiatives, as well as successful energy marketing initiatives
•Partially offset by lower generation, primarily at our hydroelectric facilities in North America
After deducting depreciation and one-time non-cash charges, net loss attributable to Unitholders for the three months ended June 30, 2021 was $63 million or $0.13 per LP unit.
We continued to focus on extending our contract profile and leveraging our deep customer relationships
•Signed 28 agreements for approximately 800 GWh of renewable generation with corporate offtakers globally and across all major industries in the last quarter.
•Secured a 25 year contract to support the build-out of almost 1.5 GW of offshore wind at our Polish renewable business.
Liquidity and Capital Resources
Our financial position continues to be strong and backed by a resilient balance sheet
•Liquidity position remains robust, with approximately $3.3 billion of total available liquidity with no meaningful near-term maturities
•Strength of balance sheet reaffirmed by Fitch, which initiated coverage with a BBB+ equivalent credit rating
•Capitalized on both the low interest rate environment and long-term nature of our assets by executing on approximately $1.5 billion of investment grade financings and upfinancings:
◦Secured over $1.1 billion of non-recourse financings during the quarter
◦Issued our inaugural perpetual green subordinated notes for $350 million at a fixed rate of 4.625%
•So far this year, we expect to generate over $850 million of proceeds ($410 million net to Brookfield Renewable) from capital recycling initiatives including the sale of mature wind portfolios in Ireland and in the U.S., returning, in the aggregate, approximately two times our invested capital
Growth and Development
As the opportunity to invest in renewables and decarbonization expands, we focus on opportunities that leverage our competitive advantages including scale, global reach and operating expertise, including this quarter:
•Agreed with Trane Technologies, a global climate innovator, to jointly pursue and offer decarbonization-as-a-service for commercial, industrial, and public sector customers across North America.
•A strategic collaboration agreement with Amazon to develop new renewable energy projects with power purchase agreements and to work together on additional green energy opportunities in the future. This agreement will leverage our deep operating capabilities to support the construction of projects from our 31,000 MW global development pipeline.
Together with our institutional partners, we agreed to invest approximately $130 million ($35 million net to Brookfield Renewable), totaling 900 MW of capacity across two solar projects in India once projects have been substantially de-risked from local developers with which we had a pre-existing relationship.
Subsequent to the quarter, together with our institutional partners and investing alongside Apple Inc.’s China Renewable Energy Fund, we agreed to acquire a 55% stake in a 213 MW high quality, contracted portfolio of wind assets in China for $60 million ($15 million net to Brookfield Renewable).

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

During the quarter, we continued to progress our development pipeline
•Commissioned 30 MW of development projects and continued to advance the construction of 4,696 MW of hydroelectric, wind, pumped storage, solar PV and rooftop solar development projects, including commencing the repowering of an 845 MW wind farm in Oregon, that are expected to generate annualized Funds From Operations of approximately $69 million in aggregate.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020
Long-term average generation	16,092	15,527	30,191	29,678
Actual generation	14,683	13,264	28,511	27,528
Revenues	$1,019	$942	$2,039	$1,991
Direct operating costs	(307)	(310)	(698)	(636)
Management service costs	(72)	(46)	(153)	(86)
Interest expense	(246)	(261)	(479)	(500)
Depreciation	(379)	(324)	(747)	(661)
Income tax recovery (expense)	(2)	15	15	(28)
Net income (loss)	$110	$(10)	$55	$79
	Average FX rates to USD
C$	1.23	1.39	1.25	1.36
	€0.83	0.91	0.83	0.91
R$	5.30	5.39	5.38	4.92
COP	3,690	3,846	3,622	3,689
Variance Analysis For The Three Months Ended June 30, 2021
Revenues totaling $1,019 million represents an increase of $77 million over the same period in the prior year due to the growth of our business. Recently acquired and commissioned facilities contributed 806 GWh of generation and $85 million to revenue which was partially offset by recently completed asset sales that reduced generation by 74 GWh and revenue by $9 million. On a same store, local currency basis, revenue decreased by $33 million as the benefit from higher realized revenue per MWh across most markets primarily due to inflation escalation and recontracting initiatives was more than offset by lower generation, primarily at our hydroelectric facilities in North America.
The weakening of the U.S. dollar relative to the same period in the prior year across most of the currencies increased revenue by $34 million, which was partially offset by an $18 million unfavorable foreign exchange impact on our operating and interest expense for the quarter.
Direct operating costs totaling $307 million represents a decrease of $3 million over the same period in the prior year due to cost-saving initiatives across our business and recently completed asset sales which were partially offset by additional costs from our recently acquired and commissioned facilities and the impact of foreign exchange movements noted above.
Management service costs totaling $72 million represents an increase of $26 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $246 million represents a decrease of $15 million over the same period in the prior year due to the benefit of recent refinancing activities that reduced our average cost of borrowing, partially offset by the impact of foreign exchange movements noted above.
Depreciation expense totaling $379 million represents an increase of $55 million over the same period in the prior year due to the growth of our business and the impact of foreign exchange movements.
Net income was $110 million compared to a net loss of $10 million in the same period in the prior year due to the above noted items and realized gains from our recently completed asset sales.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

Variance Analysis For The Six Months Ended June 30, 2021
Revenues totaling $2,039 million represents an increase of $48 million over the same period in the prior year due to the growth of our business. Recently acquired and commissioned facilities contributed 814 GWh of generation and $89 million to revenue, which was partially offset by recently completed asset sales that reduced generation by 121 GWh and revenue by $19 million. On a same store, local currency basis, revenue decreased by $57 million as the benefit from higher average realized revenue per MWh primarily due to inflation indexation and recontracting initiatives, and higher market prices realized on generation from our wind assets in Texas during the winter storm in the first quarter of 2021, which contributed $52 million, was more than offset by lower generation, primarily at our hydroelectric facilities in North America.
The weakening of the U.S. dollar relative to the same period in the prior year across most of the currencies increased revenue by $35 million, which was partially offset by a $21 million unfavorable foreign exchange impact on our operating and interest expense for the year.
Direct operating costs totaling $618 million, excluding the impact of the Texas winter storm, represents a decrease of $18 million over the prior year due to cost-saving initiatives across our business, partially offset by additional costs from our recently acquired and commissioned facilities and the impact of foreign exchange movements noted above.
Direct operating costs relating to the Texas winter storm event totaled $80 million which reflect the cost of acquiring energy to cover our contractual obligations for our wind assets that were not generating during the period due to freezing conditions, net of hedging initiatives. The total consolidated impact of the Texas winter storm, net of the $52 million of revenues noted above, amounted to a $28 million loss, of which Brookfield Renewable’s share was not material.
Management service costs totaling $153 million represents an increase of $67 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $479 million represents a decrease of $21 million over the same period in the prior year due to the benefit of recent refinancing activities that reduced our average cost of borrowing, partially offset by the growth of our business and the impact of foreign exchange movements noted above.
Depreciation expense totaling $747 million represents an increase of $86 million over the same period in the prior year due to the growth of our business and the impact of foreign exchange movements.
Net income totaled $55 million compared to $79 million in the same period in the prior year due to the above noted items and realized gains from our recently completed asset sales.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	June 30, 2021	December 31, 2020
Assets held for sale	$854	$57
Current assets	2,989	1,742
Equity-accounted investments	979	971
Property, plant and equipment, at fair value	44,646	44,590
Total assets	51,121	49,722
Liabilities directly associated with assets held for sale	407	14
Corporate borrowings	2,191	2,135
Non-recourse borrowings	17,186	15,947
Deferred income tax liabilities	5,149	5,515
Total liabilities and equity	51,121	49,722
	Spot FX rates to USD
C$	1.24	1.27
	€0.84	0.82
R$	5.00	5.20
COP	3,757	3,432
Assets held for sale
Assets held for sale totaled $854 million as at June 30, 2021 compared to $57 million as at December 31, 2020. The increase is entirely attributable to the classification of a 391 MW wind portfolio in the United States as held for sale.
Property, plant and equipment
Property, plant and equipment totaled $44.7 billion as at June 30, 2021 compared to $44.6 billion as at December 31, 2020. The $0.1 billion increase was primarily attributable to the acquisition of an 845 MW wind portfolio as well as a distributed generation platform comprised of 360 MW of operating and under construction assets and over 700 MW of development assets in the United States, and our continued investments in the development of power generating assets and our sustaining capital expenditure all of which increased property, plant and equipment by $2.9 billion. The increase was partially offset by the sale of a 656 MW operating and development wind portfolio in Ireland and a 271 MW development wind portfolio in Scotland, decreasing property, plant and equipment by $0.6 billion, the impact of foreign exchange due to the weakening of the United States dollar of $0.5 billion, and depreciation expense associated with property, plant and equipment of $0.7 billion. During the first quarter, we transferred $1.0 billion of property, plant and equipment to assets held for sale relating to a 391 MW wind portfolio in the United States.
RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Asset Management.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities.
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities in the United States, Brazil, Europe and Asia. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Debt Fund and Brookfield Global Transition Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2021 and the interest rate applicable on the draws is LIBOR plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were $545 million funds placed on deposit with Brookfield Renewable as at June 30, 2021 (2020: $325 million). The interest expense on the Brookfield Asset Management revolving credit facility and deposit for the three and six months ended June 30, 2021, totaled nil and $1 million, respectively (2020: nil and $1 million).
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 19 – Related party transactions in the unaudited interim consolidated financial statements.
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Revenues
Power purchase and revenue agreements	$22	$85	$83	$181
Direct operating costs
Energy purchases	$(2)	$—	$(4)	$—
Energy marketing fee & other services	(5)	(1)	(5)	(1)
Insurance services(1)	—	(8)	—	(14)
	$(7)	$(9)	$(9)	$(15)
Interest expense
Borrowings	$—	$—	$(1)	$(1)
Contract balance accretion	(4)	(4)	(9)	(8)
	$(4)	$(4)	$(10)	$(9)
Management service costs	$(72)	$(46)	$(153)	$(86)
(1)Insurance services were paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. Beginning in 2020, insurance services are paid for directly to external insurance providers. The fees paid to the subsidiary of Brookfield Asset Management for the for the three and six months ended June 30, 2020 were less than $1 million.
EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at June 30, 2021, to the extent that LP unit distributions exceed $0.2000 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $20 million and $40 million were declared during the three and six months ended June 30, 2021, respectively (2020: $15 million and $31 million, respectively).

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2021, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In July 2021, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during 2021 in connection with the normal course issuer bid.
Perpetual subordinated notes
In April 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million of perpetual subordinated notes at a fixed rate of 4.625%. The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable accrued interest of $3 million on the perpetual subordinated notes during the three and six months ended June 30, 2021. Interest accrued on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction costs, is $340 million (2020: nil) as at June 30, 2021.
Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2021, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed by Brookfield Renewable.
Subsequent to the quarter, Brookfield Renewable redeemed all of the outstanding units of Series 9 Preferred Limited Partnership units for C$200 million or C$25 per Preferred Limited Partnership Unit.
In July 2021, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Preferred units for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Preferred units. Preferred unit holders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Preferred units during 2021 in connection with the normal course issuer bid.
Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at June 30, 2021, Brookfield Asset Management owns, directly and indirectly, 308,051,190 LP units, Redeemable/Exchangeable partnership units, and BEPC exchangeable shares representing approximately 48% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares) and the remaining approximately 52% is held by public investors.
During the three and six months ended June 30, 2021, Brookfield Renewable issued 51,857 LP units and 93,667 LP units, respectively (2020: 45,687 LP units and 104,454 LP units, respectively) under the distribution reinvestment plan at a total value of $2 million and $4 million, respectively (2020: $2 million and $3 million, respectively).
During the three and six months ended June 30, 2021, exchangeable shareholders of BEPC exchanged 6,033 and 9,642 BEPC exchangeable shares for an equivalent number of LP units amounting to less than $1 million LP units.
In December 2020, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,740,072 LP units and 8,609,220 BEPC exchangeable shares, representing approximately 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bid will expire on December 15, 2021, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the three and six months ended June 30, 2021 and 2020.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric
North America	2,450	3,476	3,580	3,580	$190	$217	$128	$165	$90	$137	$(16)	$7
Brazil	1,112	924	998	998	45	39	33	35	31	29	4	9
Colombia	972	532	887	870	51	45	42	25	33	19	20	11
	4,534	4,932	5,465	5,448	286	301	203	225	154	185	8	27
Wind
North America	1,061	765	1,446	938	86	56	79	45	54	31	(32)	(7)
Europe	228	140	272	175	29	15	67	13	63	11	31	(9)
Brazil	141	142	168	168	7	7	6	6	4	5	—	—
Asia	129	110	117	118	9	7	6	6	4	4	1	2
	1,559	1,157	2,003	1,399	131	85	158	70	125	51	—	(14)
Solar	538	285	620	366	102	44	81	45	53	29	13	(10)
Energy transition(1)	382	178	268	96	78	36	58	34	44	27	10	10
Corporate	—	—	—	—	—	—	10	22	(108)	(60)	(94)	(55)
Total	7,013	6,552	8,356	7,309	$597	$466	$510	$396	$268	$232	$(63)	$(42)
(1)Actual generation includes 123 GWh (2020: 86 GWh) from facilities that do not have a corresponding long-term average. See Part 8 – Presentation to Stakeholders and Performance Measurement for why we do not consider long-term average for certain of our facilities.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh) – LTA	5,465	5,448
Generation (GWh) – actual	4,534	4,932
Revenue	$286	$301
Other income	22	$23
Direct operating costs	(105)	(99)
Adjusted EBITDA	203	225
Interest expense	(43)	(40)
Current income taxes	(6)	—
Funds From Operations	$154	$185
Depreciation	(90)	(80)
Deferred taxes and other	(56)	(78)
Net income	$8	$27
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended June 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
North America
United States	1,962	2,612	$78	$61	$94	$109	$69	$91	$(22)	$(7)
Canada	488	864	92	79	34	56	21	46	6	14
	2,450	3,476	81	66	128	165	90	137	(16)	7
Brazil	1,112	924	40	42	33	35	31	29	4	9
Colombia(2)	972	532	57	63	42	25	33	19	20	11
Total	4,534	4,932	$65	$61	$203	$225	$154	$185	$8	$27
(1)Includes realized foreign exchange hedge gains of approximately $8 million included in other income.
(2)Average revenue per MWh was adjusted to exclude the impact of power purchases, which are passed through to our customers.

North America
Funds From Operations at our North American business was $90 million versus $137 million in the prior year as the benefit from strong asset availability and higher average revenue per MWh due to the benefit of inflation indexation and favorable generation mix were more than offset by generation that was below long-term average.
Net loss attributable to Unitholders was $16 million versus a net income of $7 million in the same period in the prior year primarily due to the above noted decrease in Funds From Operations.
Brazil
Funds From Operations at our Brazilian business was $31 million versus $29 million in the prior year due to higher generation despite a drier than normal rainy season due to our generation shaping strategy. This was partially offset by lower average realized revenue per MWh as the benefit from inflation indexation on our contracts was more than offset by one-time energy marketing initiatives that benefited the prior year.
Net income attributable to Unitholders decreased $5 million from the same period in the prior year as the above noted increase in Funds From Operations was more than offset by unrealized losses on our energy hedging activities.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

Colombia
Funds From Operations at our Colombian business was $33 million versus $19 million in the prior year as we benefited from cost saving initiatives and higher generation (10% above long-term average) which were partially offset by lower average revenue per MWh as the positive impact from inflation indexation and recontracting initiatives were more than offset by lower market prices realized on our surplus generation compared to prior year where market prices were high due to unseasonably low system-wide hydrology. Funds From Operations also benefited from the acquisition of a 40 MW of hydroelectric facilities during the first quarter of 2021 ($1 million and 19 GWh).
Net income attributable to Unitholders increased $9 million from the same period in the prior year primarily driven by the above noted increase in Funds From Operations.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh) – LTA	2,003	1,399
Generation (GWh) – actual	1,559	1,157
Revenue	$131	$85
Other income	56	8
Direct operating costs	(29)	(23)
Adjusted EBITDA	158	70
Interest expense	(32)	(19)
Current income taxes	(1)	—
Funds From Operations	125	51
Depreciation	(87)	(52)
Deferred taxes and other	(38)	(13)
Net (loss) income	$—	$(14)
The following table presents our proportionate results by geography for wind operations for the three months ended June 30:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
North America
United States	819	518	$77	$68	$61	$25	$43	$15	$(44)	$(5)
Canada	242	247	95	93	18	20	11	16	12	(2)
	1,061	765	81	76	79	45	54	31	(32)	(7)
Europe	228	140	127	115	67	13	63	11	31	(9)
Brazil	141	142	52	49	6	6	4	5	—	—
Asia	129	110	70	69	6	6	4	4	1	2
Total	1,559	1,157	$84	$77	$158	$70	$125	$51	$—	$(14)

North America
Funds From Operations at our North American business was $54 million versus $31 million in the prior year primarily due to growth from our increased ownership in TerraForm Power and the acquisition of our 845 MW wind portfolio in the United States which in aggregate contributed $23 million and 489 GWh. On a same store basis, Funds From Operations was in-line with prior year as the benefit of cost saving initiatives and higher average revenue per MWh due to generation mix were offset by lower resource.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

Net loss attributable to Unitholders increased by $25 million from the same period in the prior year as the above noted increase in Funds From Operations was more than offset by higher non-cash depreciation as a result of the growth in our business and unrealized losses on our energy hedging activities.
Europe
Funds From Operations at our European business was $63 million versus $11 million in the prior year due to growth from our increased ownership in TerraForm Power and other acquisitions which in aggregate contributed $4 million and 93 GWh (net of asset sales) and a $48 million gain on the sale of our development assets in Ireland. On a same store basis, Funds From Operations was consistent with the prior year as the benefit from higher average revenue per MWh primarily due to generation mix was offset by lower resource.
Net income attributable to Unitholders was $31 million versus a net loss of $9 million in the same period in the prior year primarily due to the above noted increase in Funds From Operations.
Brazil
Funds From Operations and net income attributable to Unitholders at our Brazilian business of $4 million and nil, respectively, was consistent with the same period in the prior year as the benefit from inflation indexation of our contracts was offset by higher interest expense as a result of recent upfinancing initiatives.
Asia
Funds From Operations and net income attributable to Unitholders at our Asian business of $4 million and $1 million, respectively, was consistent with the same period in the prior year as the benefit from stronger resources (10% above long-term average) was offset by timing of major maintenance activities.
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh) – LTA	620	366
Generation (GWh) – actual	538	285
Revenue	$102	$44
Other income	4	11
Direct operating costs	(25)	(10)
Adjusted EBITDA	81	45
Interest expense	(27)	(17)
Current income taxes	(1)	1
Funds From Operations	$53	$29
Depreciation	(45)	(19)
Deferred taxes and other	5	(20)
Net income (loss)	$13	$(10)
Funds From Operations at our solar business were $53 million versus $29 million in the prior year primarily due to the contribution from our increased ownership in TerraForm Power and other acquisitions ($29 million and 209 GWh) that was partially offset primarily due to a gain from the sale of a solar development project in the United States that benefited the prior year. On a same store basis, our business performed in-line with the prior year.
Net income attributable to Unitholders at our solar business was $13 million versus a net loss of $10 million in the same period in the prior year due to the above noted increase in Funds From Operations.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

ENERGY TRANSITION OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for energy transition business for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh) – LTA	268	96
Generation (GWh) – actual	382	178
Revenue	$78	$36
Other income	5	9
Direct operating costs	(25)	(11)
Adjusted EBITDA	58	34
Interest expense	(14)	(6)
Other	—	(1)
Funds From Operations	$44	$27
Depreciation	(24)	(9)
Deferred taxes and other	(10)	(8)
Net income	$10	$10
Funds From Operations at our energy transition business was $44 million versus $27 million in the prior year due to the growth of our distributed generation portfolio and other acquisitions ($19 million and 163 GWh).
Net income attributable to Unitholders of $10 million was consistent with the same period in prior year as the above noted increase to Funds From Operations was offset by non-cash depreciation as a result of the growth of our business.
CORPORATE
The following table presents our results for corporate for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Other income	$18	$28
Direct operating costs	(8)	(6)
Adjusted EBITDA	10	22
Management service costs	(72)	(40)
Interest expense	(22)	(23)
Current income taxes	—	1
Distributions on Preferred LP units, Preferred Shares and Perpetual Subordinated Notes	(24)	(20)
Funds From Operations	$(108)	$(60)
Deferred taxes and other	14	5
Net loss	$(94)	$(55)
Management service costs totaling $72 million increased $32 million compared to the same period in the prior year due to the growth of our business.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) attributable to Unitholders for the three months ended June 30, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$190	$45	$51	$86	$29	$7	$9	$102	$78	$—	$597	$(38)	$460	$1,019
Other income	12	1	9	7	48	1	—	4	5	18	105	(3)	76	178
Direct operating costs	(74)	(13)	(18)	(14)	(10)	(2)	(3)	(25)	(25)	(8)	(192)	15	(130)	(307)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	26	11	37
Adjusted EBITDA	128	33	42	79	67	6	6	81	58	10	510	—	417
Management service costs	—	—	—	—	—	—	—	—	—	(72)	(72)	—	—	(72)
Interest expense	(36)	—	(7)	(23)	(5)	(2)	(2)	(27)	(14)	(22)	(138)	7	(115)	(246)
Current income taxes	(2)	(2)	(2)	(2)	1	—	—	(1)	—	—	(8)	1	(15)	(22)
Distributions attributable to:
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(15)	(15)	—	—	(15)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(3)	(3)	—	—	(3)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(8)	(7)	(15)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(280)	(280)
Funds From Operations	90	31	33	54	63	4	4	53	44	(108)	268	—	—
Depreciation	(66)	(17)	(7)	(62)	(19)	(4)	(2)	(45)	(24)	—	(246)	13	(146)	(379)
Foreign exchange and financial instruments gain (loss)	(37)	5	(4)	(13)	(5)	—	—	2	—	(15)	(67)	—	20	(47)
Deferred income tax recovery (expense)	18	1	(2)	1	1	—	—	3	(3)	5	24	2	(6)	20
Other	(21)	(16)	—	(12)	(9)	—	(1)	—	(7)	24	(42)	5	1	(36)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(20)	—	(20)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	131	131
Net income (loss) attributable to Unitholders(2)	$(16)	$4	$20	$(32)	$31	$—	$1	$13	$10	$(94)	$(63)	$—	$—	$(63)
(1)Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $149 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) attributable to Unitholders for the three months ended June 30, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$217	$39	$45	$56	$15	$7	$7	$44	$36	$—	$466	$(17)	$493	$942
Other income	11	6	6	2	3	1	2	11	9	28	79	2	(57)	24
Direct operating costs	(63)	(10)	(26)	(13)	(5)	(2)	(3)	(10)	(11)	(6)	(149)	7	(168)	(310)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	8	9	17
Adjusted EBITDA	165	35	25	45	13	6	6	45	34	22	396	—	277
Management service costs	—	—	—	—	—	—	—	—	—	(40)	(40)	—	(6)	(46)
Interest expense	(29)	(4)	(7)	(15)	(2)	—	(2)	(17)	(6)	(23)	(105)	7	(163)	(261)
Current income taxes	1	(2)	1	1	—	(1)	—	1	(1)	1	1	—	3	4
Distributions attributable to:
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(7)	1	(6)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(112)	(112)
Funds From Operations	137	29	19	31	11	5	4	29	27	(60)	232	—	—
Depreciation	(59)	(16)	(5)	(36)	(11)	(3)	(2)	(19)	(9)	—	(160)	7	(171)	(324)
Foreign exchange and financial instruments gain (loss)	(32)	—	(6)	6	(1)	(1)	—	(13)	(2)	13	(36)	2	(12)	(46)
Deferred income tax recovery (expense)	(2)	—	(2)	1	(1)	—	1	2	—	(2)	(3)	(3)	17	11
Other	(37)	(4)	5	(9)	(7)	(1)	(1)	(9)	(6)	(6)	(75)	(1)	73	(3)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(5)	(7)	(12)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	100	100
Net income (loss) attributable to Unitholders(2)	$7	$9	$11	$(7)	$(9)	$—	$2	$(10)	$10	$(55)	$(42)	$—	$—	$(42)
(1)Share of loss from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $12 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to Funds From Operations and reconciled to Proportionate Adjusted EBITDA for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Net income (loss) attributable to:
Limited partners' equity	$(35)	$(33)
General partnership interest in a holding subsidiary held by Brookfield	19	15
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(25)	(24)
BEPC exchangeable shares	(22)	—
Net income (loss) attributable to Unitholders	$(63)	$(42)
Depreciation	246	160
Foreign exchange and financial instruments loss	67	36
Deferred income tax recovery (expense)	(24)	3
Other	42	75
Funds From Operations	$268	$232
Distributions attributable to:
Preferred limited partners' equity	15	14
Preferred equity	6	6
Perpetual subordinated notes	3	—
Current income taxes	8	(1)
Interest expense	138	105
Management service costs	72	40
Proportionate Adjusted EBITDA	510	396
Attributable to non-controlling interests	417	277
Consolidated Adjusted EBITDA	$927	$673

The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic income per LP unit is reconciled to Funds From Operations per Unit, for the three months ended June 30:

	Three months ended June 30
	2021	2020
Basic income (loss) per LP unit(1)	$(0.13)	$(0.11)
Depreciation	0.38	0.27
Foreign exchange and financial instruments loss	0.10	0.06
Deferred income tax recovery (expense)	(0.04)	0.01
Other	0.11	0.17
Funds From Operations per Unit(2)	$0.42	$0.40
(1)During the three months ended June 30, 2021, on average there were 274.9 million LP units outstanding (2020: 268.5 million).
(2)Average units outstanding, for the three months ended June 30, 2021, were 645.6 million (2020: 583.8 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 95% and 75%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years on a proportionate basis.

(GWh, except as noted)	Balance of 2021	2022	2023	2024	2025
Hydroelectric
North America
United States(1)	3,266	6,999	4,679	4,574	4,556
Canada	1,000	2,098	2,020	2,007	2,007
	4,266	9,097	6,699	6,581	6,563
Wind
North America
United States(2)	1,547	3,188	3,241	2,652	2,651
Canada	656	1,358	1,358	1,358	1,358
	2,203	4,546	4,599	4,010	4,009
Europe	439	942	942	942	941
Asia	175	335	337	337	337
	2,817	5,823	5,878	5,289	5,287
Solar - Utility	950	1,933	1,945	1,950	1,944
Energy transition	430	884	880	876	872
Contracted on a proportionate basis	8,463	17,737	15,402	14,696	14,666
Uncontracted on a proportionate basis	1,493	4,058	6,393	7,099	7,129
Long-term average on a proportionate basis	9,956	21,795	21,795	21,795	21,795
Non-controlling interests	7,269	15,546	15,546	15,546	15,546
Total long-term average	17,225	37,341	37,341	37,341	37,341
Contracted generation as a % of total generation on a proportionate basis	85%	81%	71%	67%	67%
Price per MWh – total generation on a proportionate basis	$91	$92	$101	$105	$105
(1)Includes generation of 1,128 GWh for 2021 and 2,475 GWh for 2022 secured under financial contracts.
(2)Includes 391 MW in the United States that have been presented as Assets held for sale.
Weighted-average remaining contract durations on a proportionate basis are 16 years in North America, 14 years in Europe, 10 years in Brazil, 3 years in Colombia, and 17 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we do not foresee a negative impact to cash flows from contracts expiring over the next five years.
In our Brazilian and Colombian portfolios, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (39%), distribution companies (26%), industrial users (20%) and Brookfield (15%).

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 90% of debt is project level.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Corporate credit facility(1)	$—	$—	$—	$—
Commercial paper(1)(2)	—	3	—	3
Debt
Medium term notes(3)	2,198	2,140	2,198	2,140
Non-recourse borrowings(4)	—	—	17,138	16,006
	2,198	2,140	19,336	18,146
Deferred income tax liabilities, net(5)	—	—	4,942	5,310
Equity
Non-controlling interest	—	—	11,644	11,100
Preferred equity	624	609	624	609
Perpetual subordinated notes	340	—	340	—
Preferred limited partners' equity(6)	881	1,028	881	1,028
Unitholders' equity	8,095	9,030	8,095	9,030
Total capitalization	$12,138	$12,807	$45,862	$45,223
Debt-to-total capitalization	18%	17%	42%	40%
Debt-to-total capitalization (market value)(7)	7%	6%	31%	27%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not a permanent source of capital.
(2)Our commercial paper program is supplemented by our $1,975 million corporate credit facilities with a weighted average maturity of five years.
(3)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2020: $8 million) of deferred financing fees, net of unamortized premiums.
(4)Consolidated non-recourse borrowings includes $43 million (2020: $15 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $97 million (2020: $122 million) of deferred financing fees and $145 million (2020: $63 million) of unamortized premiums.
(5)Deferred income tax liabilities less deferred income tax assets.
(6)Preferred limited partners' equity as at June 30, 2021 is adjusted to reflect the redemption of C$200 million Series 9 preferred units that was completed on July 31, 2021.
(7)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

AVAILABLE LIQUIDITY
The following table summarizes the available liquidity:

(MILLIONS)	June 30, 2021	December 31, 2020
Brookfield Renewable's share of cash and cash equivalents	$285	$291
Investments in marketable securities	180	183
Corporate credit facilities
Authorized credit facilities	2,375	2,150
Draws on credit facilities	—	—
Authorized letter of credit facility	400	400
Issued letters of credit	(273)	(300)
Available portion of corporate credit facilities	2,502	2,250
Available portion of subsidiary credit facilities on a proportionate basis	298	546
Available liquidity	$3,265	$3,270
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, upfinancings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	June 30, 2021			December 31, 2020
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Corporate borrowings
Medium term notes	3.9	13	$2,198	3.9	14	$2,140
Credit facilities	N/A	5	—	N/A	4	—
Commercial paper(1)	N/A	N/A	—	0.4	<1	3
Proportionate non-recourse borrowings
Hydroelectric	4.7	8	4,192	4.6	9	4,123
Wind	3.8	9	2,469	3.9	10	2,540
Solar	3.4	12	2,635	3.3	13	2,534
Energy transition	3.7	9	1,076	4.0	11	864
	4.0	10	10,372	4.0	11	10,061
			12,570			12,204
Proportionate unamortized financing fees, net of unamortized premiums			(26)			(45)
			12,544			12,159
Equity-accounted borrowings			(368)			(332)
Non-controlling interests			7,201			6,255
As per IFRS Statements			$19,377			$18,082
(1)Our commercial paper program is supplemented by our $1,975 million corporate credit facilities.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at June 30, 2021:

(MILLIONS)	Balance of 2021	2022	2023	2024	2025	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)	$—	$—	$—	$—	$323	$1,875	$2,198

Non-recourse borrowings
Credit facilities	6	50	1	395	—	—	452
Hydroelectric	—	210	508	79	467	1,284	2,548
Wind	—	—	195	—	—	523	718
Solar	—	17	141	—	6	446	610
Transition	—	40	68	—	152	151	411
	6	317	913	474	625	2,404	4,739
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	33	101	101	103	88	1,047	1,473
Wind	72	156	163	169	166	901	1,627
Solar	76	147	143	138	139	1,266	1,909
Transition	88	61	134	40	33	268	624
	269	465	541	450	426	3,482	5,633
Total	$275	$782	$1,454	$924	$1,374	$7,761	$12,570
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2020: $8 million) of deferred financing fees, net of unamortized premiums.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2025 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our company has $2.38 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Cash flow provided by (used in):
Operating activities	$—	$374	$351	$833
Financing activities	36	(353)	1,411	(456)
Investing activities	126	(81)	(1,639)	(221)
Foreign exchange gain (loss) on cash	5	4	(6)	(11)
(Decrease) Increase in cash and cash equivalents	$167	$(56)	$117	$145
Operating Activities
Cash flows provided by operating activities, net of working capital changes, for the three and six months ended June 30, 2021 totaled $456 million and $763 million, respectively, compared to $375 million and $837 million in 2020, respectively, reflecting the strong operating performance of our business during the period.
The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Trade receivables and other current assets	$(191)	$66	$(283)	$81
Accounts payable and accrued liabilities	(264)	(21)	(221)	(38)
Other assets and liabilities	(1)	(46)	92	(47)
	$(456)	$(1)	$(412)	$(4)
Financing Activities
Cash flows provided by financing activities totaled $36 million and $1,411 million for the three and six months ended June 30, 2021, respectively. Our disciplined and investment grade approach to financing our investment activity allowed us to generate $925 million of proceeds from non-recourse upfinancings for the six months ended June 30, 2021 and the issuance of our inaugural perpetual green subordinated notes of $340 million during the second quarter of 2021.
Distributions paid during the three and six months ended June 30, 2021 to Unitholders were $213 million and $429 million, respectively (2020: $183 million and $365 million, respectively). We increased our distributions to $1.215 per LP unit in 2021 on an annualized basis (2020: $1.16), representing a 5% increase per LP unit, which took effect in the first quarter of 2021. The distributions paid during the three and six months ended June 30, 2021, to preferred shareholders, preferred limited partners' unitholders and participating non-controlling interests in operating subsidiaries totaled $283 million and $422 million, respectively (2020: $168 million and $320 million). Our non-controlling interest also contributed capital of $795 million, net of capital returns during the year.
Cash flows used in financing activities totaled $353 million and $456 million for the three and six months ended June 30, 2020, respectively, as the proceeds raised from our inaugural $200 million Series 17 Preferred Units in the United States and our issuance of C$350 million ($248 million) ten-year corporate green bonds and net upfinancing proceeds received from non-recourse financings during the second quarter of 2020 were more than offset by the repayments of borrowings, primarily commercial paper and corporate credit facility, and the distributions noted above.
Investing Activities
Cash flows provided and used in investing activities totaled $126 million and $1,639 million for the three and six months ended June 30, 2021, respectively. During the year, we recycled the capital from the sale of wind porfolios in Ireland and Scotland, which closed in the second quarter of 2021 for $448 million, into accretive growth opportunities, investing $1,479 million to acquire, among others, an 845 MW wind portfolio, a distributed generation platform comprised of 360 MW of operating and under construction solar assets with a development pipeline of over 700 MW of development assets

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

in the United States, and a 23% interest in a scale renewable business in Europe with an interest in a 3,000 MW offshore wind development pipeline. Our continued investment in our property, plant and equipment, including the construction of 1,800 MW of solar developments projects in Brazil and the continuing initiative to repower existing wind power projects, was $244 million and $533 million for the three and six months ended June 30, 2021, respectively.
Cash flows used in investing activities totaled $81 million and $221 million for the three and six months ended June 30, 2020, respectively. Our growth initiatives included the acquisition of 100 MW of solar assets in Spain, additional investments in financial assets, the development power generation assets and sustaining capital expenditures, totaling $156 million and $340 million for the three and six months ended June 30, 2020, respectively.

SHARES, UNITS AND NOTES OUTSTANDING
Shares, units and notes outstanding are as follows:

	June 30, 2021	December 31, 2020
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes	14,000,000	—
Preferred Units(2)
Balance, beginning of year	52,885,496	44,885,496
Issuance	—	8,000,000
Balance, end of period	52,885,496	52,885,496
GP interest(3)	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares	172,209,771	172,180,417
LP units
Balance, beginning of year	274,837,890	268,466,704
Issued pursuant to merger with TerraForm Power	—	6,051,704
Distribution reinvestment plan	93,667	182,965
Exchanged for BEPC exchangeable shares	9,642	136,517
Balance, end of period	274,941,199	274,837,890
Total LP units on a fully-exchanged basis(3)	641,638,909	641,506,246
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 2,885,496 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 8,000,000 Series 9 Preferred Units are outstanding (convertible for Series 10 Preferred Units beginning on July 31, 2021); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); and 8,000,000 Series 17 Preferred Units are outstanding. Subsequent to the quarter, we announced our intent to redeem all outstanding Series 9 Preferred Units.
(3)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP units.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions declared and paid are as follows:

	Three months ended June 30				Six months ended June 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2021	2020	2021	2020	2021	2020	2021	2020
Class A Preference Shares	$6	$6	$6	$6	$13	$13	$13	$13
Perpetual Subordinated Notes	3	—	—	—	3	—	—	—
Class A Preferred LP units	15	14	15	12	29	26	29	23
Participating non-controlling interests – in operating subsidiaries	262	150	262	150	380	284	380	284
GP interest and incentive distributions	21	17	20	15	42	34	41	31
Redeemable/Exchangeable partnership units	58	70	59	71	117	142	118	142
BEPC Exchangeable shares	52	—	52	—	104	—	104	—
LP units	83	97	82	97	167	196	166	192
CONTRACTUAL OBLIGATIONS
Please see Note 18 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings.
SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION
In April 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued perpetual subordinated notes at a fixed rate of 4.625%. These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Dividend income from non-guarantor subsidiaries	70	206	168	260
Net income	81	217	186	250

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

(1)Brookfield Renewable's total revenues for the three and six months ended June 30, 2021 were $1,019 million and $2,039 million, respectively (2020: $942 million and $1,991 million, respectively).

(MILLIONS)	June 30, 2021	December 31, 2020
Current assets(1)	$597	$582
Total assets(2)(3)	2,169	1,958
Current liabilities(4)	6,982	6,544
Total liabilities(5)	7,096	6,758
(1)Amount due from non-guarantor subsidiaries was $583 million (2020: $567 million).
(2)Brookfield Renewable's total assets as at June 30, 2021 and December 31, 2020 were $51,121 million and $49,722 million.
(3)Amount due from non-guarantor subsidiaries was $2,067 million (2020: $1,856 million).
(4)Amount due to non-guarantor subsidiaries was $6,266 million (2020: $6,048 million).
(5)Amount due to non-guarantor subsidiaries was $6,267 million (2020: $6,049 million).
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at June 30, 2021, letters of credit issued amounted to $1,099 million (2020: $716 million).
In connection to an adverse summary judgment ruling received in a litigation relating to a historical contract dispute at its subsidiary, TerraForm Power, in which the plaintiffs were awarded approximately $231 million plus 9% annual non-compounding interest that had accrued at the New York State statutory rate since May 2016, a surety bond was posted with the court for the judgment amount plus one year of additional 9% interest on the judgment amount. During the quarter, TerraForm Power reached a final settlement with the plaintiffs and the surety bond was fully and unconditionally released. See Note 18 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements for further details.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2021		2020				2019
(MILLIONS, EXCEPT AS NOTED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total Generation (GWh) – LTA	16,092	14,099	14,333	13,446	15,527	14,151	13,850	12,332
Total Generation (GWh) – actual	14,683	13,828	13,247	12,007	13,264	14,264	12,465	11,089
Proportionate Generation (GWh) – LTA	8,356	7,602	7,354	6,618	7,309	6,717	6,561	5,821
Proportionate Generation (GWh) – actual	7,013	7,375	6,583	5,753	6,552	7,164	5,977	5,213
Revenues	$1,019	$1,020	$952	$867	$942	$1,049	$965	$897
Net income (loss) to Unitholders	(63)	(133)	(120)	(162)	(42)	20	(74)	(58)
Basic and diluted income (loss) per LP unit	(0.13)	(0.24)	(0.22)	(0.29)	(0.11)	0.01	(0.15)	(0.12)
Consolidated Adjusted EBITDA	927	686	717	611	673	761	727	649
Proportionate Adjusted EBITDA	510	489	456	371	396	391	348	301
Funds From Operations	268	242	201	157	232	217	171	133
Funds From Operations per Unit	0.42	0.38	0.31	0.25	0.40	0.37	0.29	0.23
Distribution per LP Unit	0.30	0.30	0.29	0.29	0.29	0.29	0.27	0.27

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

PROPORTIONATE RESULTS FOR THE SIX MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the six months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric
North America	5,578	7,198	6,813	6,813	$395	$482	$269	$362	$194	$292	$(12)	$82
Brazil	2,264	2,151	1,986	1,986	97	100	81	82	70	70	27	34
Colombia	1,805	1,241	1,693	1,668	106	105	77	61	60	44	42	34
	9,647	10,590	10,492	10,467	598	687	427	505	324	406	57	150
Wind
North America	2,168	1,596	2,881	1,882	208	116	160	93	116	61	(56)	(17)
Europe	599	360	652	428	72	37	134	26	123	21	41	(20)
Brazil	267	212	294	294	14	11	10	9	6	6	(2)	(4)
Asia	241	200	217	218	16	13	12	11	8	7	2	1
	3,275	2,368	4,044	2,822	310	177	316	139	253	95	(15)	(40)
Solar	865	468	984	580	179	78	140	69	83	37	(9)	(24)
Energy transition(1)	601	290	438	157	148	69	104	55	77	44	17	19
Corporate	—	—	—	—	—	—	12	19	(227)	(133)	(246)	(127)
Total	14,388	13,716	15,958	14,026	$1,235	$1,011	$999	$787	$510	$449	$(196)	$(22)
(1)Actual generation includes 195 GWh (2020: 142 GWh) from facilities that do not have a corresponding long-term average. See Part 8 – Presentation to Stakeholders and Performance Measurement for why we do not consider long-term average for certain of our facilities.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) attributable to Unitholders for the six months ended June 30, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	395	97	106	208	72	14	16	179	148	—	1,235	(77)	881	2,039
Other income	17	9	9	8	90	1	—	10	8	27	179	(5)	31	205
Direct operating costs	(143)	(25)	(38)	(56)	(28)	(5)	(4)	(49)	(52)	(15)	(415)	36	(319)	(698)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	46	21	67
Adjusted EBITDA	269	81	77	160	134	10	12	140	104	12	999	—	614
Management service costs	—	—	—	—	—	—	—	—	—	(153)	(153)	—	—	(153)
Interest expense	(72)	(7)	(13)	(42)	(11)	(4)	(4)	(56)	(27)	(41)	(277)	13	(215)	(479)
Current income taxes	(3)	(4)	(4)	(2)	—	—	—	(1)	—	—	(14)	1	(25)	(38)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(3)	(3)	—	—	(3)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(14)	(11)	(25)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(363)	(363)
Funds From Operations	194	70	60	116	123	6	8	83	77	(227)	510	—	—
Depreciation	(131)	(31)	(13)	(121)	(41)	(7)	(5)	(89)	(44)	(1)	(483)	26	(290)	(747)
Foreign exchange and financial instrument gain (loss)	(58)	4	(1)	(34)	(1)	(1)	—	12	—	12	(67)	—	68	1
Deferred income tax expense	30	—	(4)	7	1	—	(1)	—	(1)	27	59	2	(8)	53
Other	(47)	(16)	—	(24)	(41)	—	—	(15)	(15)	(57)	(215)	7	73	(135)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(35)	—	(35)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	157	157
Net income (loss) attributable to Unitholders(2)	(12)	27	42	(56)	41	(2)	2	(9)	17	(246)	(196)	—	—	(196)
(1)Share of loss from equity-accounted investments of $7 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $206 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) attributable to Unitholders for the six months ended June 30, 2020:

	Attributable to Unitholders											Contribution from equity- accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	482	100	105	116	37	11	13	78	69	—	1,011	(38)	1,018	1,991
Other income	12	9	8	4	3	1	2	12	10	30	91	(1)	(51)	39
Direct operating costs	(132)	(27)	(52)	(27)	(14)	(3)	(4)	(21)	(24)	(11)	(315)	16	(337)	(636)
Share of Adjusted EBITDA from equity-accounted investments												23	17	40
Adjusted EBITDA	362	82	61	93	26	9	11	69	55	19	787	—	647
Management service costs	—	—	—	—	—	—	—	—	—	(73)	(73)	—	(13)	(86)
Interest expense	(68)	(8)	(14)	(33)	(5)	(2)	(4)	(33)	(10)	(41)	(218)	10	(292)	(500)
Current income taxes	(2)	(4)	(3)	1	—	(1)	—	1	(1)	1	(8)	1	(9)	(16)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(11)	(7)	(18)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(326)	(326)
Funds From Operations	292	70	44	61	21	6	7	37	44	(133)	449	—	—
Depreciation	(117)	(36)	(11)	(78)	(23)	(7)	(5)	(34)	(18)	(1)	(330)	13	(344)	(661)
Foreign exchange and financial instrument gain (loss)	(14)	7	(1)	4	(11)	(1)	(3)	(15)	(1)	—	(35)	4	5	(26)
Deferred income tax expense	(22)	1	(3)	(1)	—	—	1	—	—	15	(9)	(3)	—	(12)
Other	(57)	(8)	5	(3)	(7)	(2)	1	(12)	(6)	(8)	(97)	—	82	(15)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(14)	(7)	(21)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	264	264
Net income (loss) attributable to Unitholders(2)	82	34	34	(17)	(20)	(4)	1	(24)	19	(127)	(22)	—	—	(22)
(1)Share of earnings from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $62 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to Funds From Operations and reconciled to Proportionate Adjusted EBITDA for the six months ended June 30:

	Six months ended June 30
(MILLIONS)	2021	2020
Net income (loss) attributable to:
Limited partners' equity	$(101)	$(31)
General partnership interest in a holding subsidiary held by Brookfield	39	31
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(71)	(22)
BEPC exchangeable shares	(63)	—
Net income (loss) attributable to Unitholders	$(196)	$(22)
Adjusted for proportionate share of:
Depreciation	483	330
Foreign exchange and financial instruments loss	67	35
Deferred income tax recovery (expense)	(59)	9
Other	215	97
Funds From Operations	$510	$449
Distributions attributable to:
Preferred limited partners' equity	29	26
Preferred equity	13	13
Subordinated Perpetual notes	3	—
Current income taxes	14	8
Interest expense	277	218
Management service costs	153	73
Proportionate Adjusted EBITDA	999	787
Attributable to non-controlling interests	614	647
Consolidated Adjusted EBITDA	$1,613	$1,434

The following table reconciles the per-unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic income per LP unit is reconciled to Funds From Operations per unit, for the six months ended June 30:

	Six months ended June 30
	2021	2020
Basic income (loss) per LP unit(1)	$(0.37)	$(0.10)
Depreciation	0.75	0.57
Foreign exchange and financial instruments loss	0.10	0.06
Deferred income tax recovery (expense)	(0.09)	0.02
Other	0.40	0.22
Funds From Operations per Unit(2)	$0.79	$0.77
(1)During the six months ended June 30, 2021, on average there were 274.9 million (2020: 268.5 million).
(2)Average units outstanding for the six months ended June 30, 2021 were 645.5 million (2020: 583.7 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our unaudited interim consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
NEW ACCOUNTING STANDARDS
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption is not expected to have a significant impact on Brookfield Renewable’s financial reporting.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. Brookfield Renewable is currently assessing the impact of the amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the six months ended June 30, 2021, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the COVID-19 pandemic. We are continually monitoring and assessing the COVID-19 pandemic on our internal controls to minimize the impact on their design and operating effectiveness.
SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable announced an agreement between Brookfield and Trane Technologies, a global climate innovator, to jointly pursue and offer decarbonization-as-a-service for commercial, industrial, and public sector customers across North America, leveraging Brookfield Renewable's distributed generation business.
Subsequent to the quarter, Brookfield Renewable signed a strategic collaboration agreement with Amazon to develop new renewable energy projects with power purchase agreements and to work together on additional green energy opportunities in the future, leveraging Brookfield Renewable's deep operating capabilities to support the construction of projects from Brookfield Renewable's 31,000 MW global development pipeline.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield, as holder of BEPC exchangeable shares and Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the BEPC exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reaching commercial operation during the quarters, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Energy transition includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities in the United States, Brazil, Europe and Asia. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) –  Critical judgments in applying accounting policies – Common control transactions in our December 31, 2020 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition (distributed generation, pumped storage, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 6 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of Brookfield Renewable before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partnership unit holders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes realized disposition gains and losses on assets that we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In the unaudited interim consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable's share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, including the acquisition, together with our institutional partners and Apple Inc.’s China renewable energy fund, of a 55% stake in a 213 MW contracted portfolio of wind assets in China and the pending sale of our 391 MW wind portfolio in the United States, financing and refinancing opportunities, BEPC’s eligibility for index inclusion, BEPC’s ability to attract new investors as well as the future performance and prospects of BEPC and BEP, the prospects and benefits of the combination of Brookfield Renewable and TerraForm Power, including certain information regarding the combined company’s expected cash flow profile and liquidity, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring PPAs on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the MRE balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; dam failures and the costs and potential liabilities associated with such failures; force majeure events; uninsurable losses and higher insurance premiums; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; energy marketing risks; disputes, governmental and regulatory investigations and litigation; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against nonperforming counter-parties and the uncertainty of success; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions, including the pending sale of our 391 MW wind portfolio in the United States, the acquisition, together with our institutional partners and Apple Inc.’s China renewable energy fund, of a 55% stake in a 213 MW contracted portfolio of wind assets in China and; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop greenfield

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; we do not have control over all our operations or investments; political instability or changes in government policy; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of our LP units, preferred limited partnership units or securities exchangeable for LP units, including BEPC exchangeable shares, or the perception of such sales or issuances, could depress the trading price of the LP units or preferred limited partnership units; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; Brookfield Asset Management acting in a way that is not in the best interests of Brookfield Renewable or its unitholders; the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have; broader impact of climate change; failure of BEPC’s systems technology; involvement in disputes, governmental and regulatory investigations and litigation; any changes in the market price of the LP units; and the redemption of BEPC exchangeable shares at any time or upon notice from the holder of BEPC class B shares.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and other risks and factors that are described therein.
CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This Interim Report contains references to certain proportionate information, Adjusted EBITDA, Funds From Operations, Funds From Operations per Unit and Proportionate Debt (collectively, “Brookfield Renewable’s Non-IFRS Measures”) which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of proportionate information, Adjusted EBITDA, Funds From Operations, Funds From Operations per Unit, and Proportionate Debt used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Brookfield Renewable’s Non-IFRS Measures are useful supplemental measures that may assist investors in assessing our financial performance. Brookfield Renewable’s Non-IFRS Measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 6 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.

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